UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 333-265455

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 14 September 2022

Rentokil Initial plc
14 September 2022

Notification of transactions by persons discharging managerial responsibilities and persons closely associated with them

Rentokil Initial plc (the "Company") hereby announces that the award granted under the Rentokil Initial plc Performance Share Plan (PSP) in March 2018 for Gary Booker (a person discharging managerial responsibility) was exercised in part on 14 September 2021 with 18,957 shares subsequently being sold at a share price of £5.60.

The relevant notifications set out below are provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gary Booker
2	Reason for the notification
a)	Position/status	Chief Marketing, Innovation and Strategy Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Exercise of awards made under the 2018 Performance Share Plan (PSP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	18,957
d)	Aggregated information - Aggregated volume - Price	18,957 shares -
e)	Date of the transaction	14 September 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gary Booker
2	Reason for the notification
a)	Position/status	Chief Marketing, Innovation and Strategy Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.60	18,957
d)	Aggregated information - Aggregated volume - Aggregated price - Total	18,957 shares £5.60 £106,159.20
e)	Date of the transaction	14 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Catherine Stead, Company Secretary     Rentokil Initial plc              07826 533700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 September 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary